Exhibit 99.1

June 2, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Madam/Sir,

Sub: Results of Postal Ballot by remote e-voting process

Further to our letter dated May 2, 2023 and in accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting result and Scrutinizer’s Report for the special resolution relating to approval for Buyback of Equity Shares as set out in the notice of postal ballot dated April 27, 2023.

The aforesaid resolution has been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

Thanking You

For WIPRO LIMITED
SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.06.02 16:12:36 +05’30’

M Sanaulla Khan

Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of Postal Ballot Notice	27-Apr-23
Voting-
Start Date	03-May-23
End Date	01-Jun-23
Total number of shareholders on record date (cut-off date- April 28, 2023)	27,88,415
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	—
Public:	—

Resolution required: (Ordinary/ Special)	SPECIAL - Approval for Buyback of Equity Shares
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes - to the extent of their respective shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,00,19,50,248	4,00,19,50,248	100.00	4,00,19,50,248	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	50,41,70,159	43,05,08,280	85.39	42,64,92,968	40,15,312	99.07	0.93
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	98,19,59,822	35,22,90,875	35.88	35,15,90,640	7,00,235	99.80	0.20
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	5,48,80,80,229	4,78,47,49,403	87.18	4,78,00,33,856	47,15,547	99.90	0.10

For Wipro Limited
SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.06.02 16:12:54 +05’30’

M Sanaulla Khan

Company Secretary

V SREEDHARAN AND ASSOCIATES Company Secretaries No. 291, 1st Floor, 10th Main Road, 3rd Block, Jayanagar, Bengaluru - 560 011 + 91 80 49594533 compliance@sreedharancs.com

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule

22 of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on April 27, 2023, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17 /2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022 and 11/2022 dated December 28,2022 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated April 27, 2023 on May 02, 2023 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA).

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, April 28, 2023.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on June 01, 2023, at 5:01 pm.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, April 28, 2023.

2.5	Votes cast through electronic means up to 5.00 PM of June 01, 2023, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-1.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the special resolution mentioned in the Postal Ballot Notice dated April 27,2023.

Thanking you,

For V SREEDHARAN & ASSOCIATES

(Pradeep B Kulkarni)
Partner
FCS: 7260; CP No. 7835
Address: No. 291, 1st Floor, 10th Main Road
3rd Block, Jayanagar, Bengaluru-560011

Place: Bengaluru

Date: June 02, 2023

UDIN: F007260E000448195

Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through electronic means

for the special resolution mentioned in the Postal Ballot Notice dated April 27, 2023

1. Approval for Buyback of equity shares of the Company.

Particulars	E-Voting			% of total paid-up equity capital as on cut-off date (i.e., 28/04/2023) (5,48,80,80,229 Equity Shares)
	No. of members voted through e-voting system		No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)
(a) Total e-votes received	8,198		4,84,40,16,561	88.26
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	343		5,92,67, 158	1.08
(c) Net valid e-votes (as per register)	7,855	*	4,78,47,49,403	87.18
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	7,126		4,78,00,33,856	99.90
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	766		47,15,547	0.10

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 37 members have voted both in favour and against.

Page 1 of 1